March 1, 2010

Scott E. Sayre
Vice President – General Counsel & Secretary
Viad Corp
1850 North Central Avenue, Suite 800
Phoenix, Arizona 85004

> **Re:** **Viad Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 001-11015**

Dear Mr. Sayre:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director